[OLSHAN LETTERHEAD OMITTED]

June 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Benson

RE:	Handheld Entertainment, Inc. Registration Statement on Form SB-2 Filed April 26, 2006 File No. 333-133550

Registration Statement on Form SB-2 Filed April 11, 2006 File No. 333-133215

Form 10-QSB for Fiscal Quarter Ended March 31, 2006 File No. 333-124421

Form 8-K/A filed April 11, 2006

Dear Mr. Benson:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the ‘‘Company’’), and as such we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated May 23, 2006, relating to the following filings of the Company: (i) Form SB-2 filed on April 26, 2006 (the ‘‘Underwritten SB-2’’), (ii) Form SB-2 filed on April 11, 2006 (the ‘‘Resale SB-2), (iii) Form 10-QSB for Fiscal Quarter Ended March 31, 2006 (the ‘‘Form 10-QSB’’) and (iv) Form 8-K/A filed April 11, 2006 (the ‘‘Form 8-K/A’’). Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the ‘‘Staff’’) and are filed in conjunction with Amendment No. 1 to Registration Statement on Form SB-2 (‘‘Amendment No. 1’’), which amends the Underwritten SB-2. Following the Staff’s approval of the responses to the Underwritten SB-2, the Company will make conforming changes to the Resale SB-2. The supplemental information requested by the Staff will be provided under separate cover.

Form SB-2 Filed April 26, 2006

1.	Please revise to provide the dilution information as required by Item 506 of Regulation S-B.

Since the Company is already a reporting company, it is the Company’s belief that Item 506 of Regulation S-B is not applicable to this Form SB-2 and therefore dilution information has not been included in the Underwritten SB-2.

2.	Please revise to provide the change of accountant information as required by Item 304 of Regulation S-B. In this regard, we note your 8-K/A filed May 10, 2006 states that Vika Corp., the legal acquirer, dismissed its accountants.

The purpose of the Company’s Form 8-K/A that was filed on May 10, 2006, was to clarify the language regarding the accountants’ dismissal that had previously been disclosed in the Company's Forms 8-K filed on February 13, 2006, as amended on February 27, 2006. The clarification was made in response to a comment letter received by the Company from the Commission dated May 2, 2006 regarding those filings. Instruction No. 1 to Item 304 states that disclosure need not be provided if it has been previously reported. Accordingly, the Company has omitted this disclosure from the Underwritten SB-2 and subsequent filings.

June 7, 2006

Cover Page

3.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

It is the intention of the Company to complete all blank spaces prior to effectiveness, except for the specific information that is permitted to be omitted under the Instructions to Form SB-2. We note that since the Company’s common stock is already quoted on the OTC Bulletin Board, disclosure of a ‘‘price range’’ is not appropriate in this pre-effective amendment. Rather, the offering price will be based on the trading price of the common stock at the approximate time of the offering, which the Company will complete at the time of effectiveness.

4.	Please provide us with any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

As the Staff has requested, the Company has supplementally provided under separate cover all artwork and graphics that the Company intends to use in the Form SB-2.

5.	We note that you have applied for listing on the NASDAQ stock market and that you expect to request that your listing application be approved on or prior to sale of shares of common stock. We also note, however, disclosure on page 14 stating that you currently do not meet the NASDAQ listing requirements. Please be aware that you should not indicate shares will be traded on an exchange without a reasonable basis. See the introductory note to Item 202 of Regulation S-K for guidance. Please revise your disclosure as appropriate or advise.

The Company has been in contact with the NASDAQ listing department regarding the Company’s listing application. Based on these conversations, the Company has a reasonable basis to believe that its shares of common stock will be accepted for listing on The NASDAQ Capital Market (formerly The NASDAQ SmallCap Market) concurrently with the effectiveness of the Underwritten SB-2 and The Company has previously submitted its listing application for review by NASDAQ. In addition, the Company has authorized the filing of an application for trading on the Boston Stock Exchange, which may become effective prior to the effectiveness of the Underwritten SB-2.

6.	We note disclosure indicating that listing your common stock on NASDAQ or a national securities exchange is a condition to the underwriters’ obligations to sell the securities offered in the prospectus. Please explain how this offering is considered a firm commitment underwriting given this condition and provide us with a draft copy of the underwriting agreement. Please also tell us whether you intend to request effectiveness of your registration statement prior to approval from NASDAQ. We may have further comment upon review of your responses.

As stated in the Company’s response to comment 5 above, it is the Company’s intention that its shares of common stock will be listed on NASDAQ prior to or concurrently with the effectiveness of the Underwritten SB-2. A draft underwriting agreement will be filed with the next amendment to the Underwritten SB-2.

Inside Front Cover Page

7.	The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate to a more appropriate section of the prospectus the first paragraph appearing beneath the table of contents discussing your trademarks.

The language appearing beneath the table of contents regarding trademarks has been removed from the cover page and inserted on page 35 of the Underwritten SB-2.

June 7, 2006

Prospectus Summary, page 1

8.	The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-B. Please consider removing the ‘‘Our Competitive Strengths’’ and ‘‘Growth Strategy’’ sections from the summary since they also appear in the Business section in a lengthier format. Please also balance your disclosure in this section with the related risks. For example, please clearly indicate that Wal-Mart represented 94% of your revenues during 2005.

The Company believes that the sections referenced are key aspects of the offering as they summarize business information that potential investors would consider important in determining whether to invest in the Company. In addition, to better balance the disclosure and related risks, certain risks have been summarized in the summary section. See page 2 of the Underwritten SB-2.

9.	Please substantiate or delete the promotional terms and phrases appearing in the summary and throughout your prospectus. For example, we note your reference to ‘‘multi-billion dollar markets,’’ ‘‘feature rich’’ and ‘‘compelling value.’’ We also note the statement that ‘‘Unlike Apple, our products and digital content can be used on many platforms and are compatible with many different codecs (compression/decompression technology).’’ If you provide us with materials in support of these statements, please clearly mark the materials or provide page references in your response to the sections you rely upon for the statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Regarding the reference to ‘‘multi-billion dollar markets,’’ please see pages 4 and 43 of the In-Stat Report, ‘‘Video Content Availability Will Be A Key Factor in Portable Media Growth’’, page 3-11 of the ABI Research Report, ‘‘Portable Audio, Video, and Game Market Evolution’’ and the Billboard.Biz news article dated March 31, 2006. The Company will delete references to ‘‘feature rich.’’ Regarding ‘‘compelling value,’’ please see page C11 of the New York Times dated November 10, 2005 and page 23 of the In-Stat Report. In addition, please see the March 21, 2006 internet report that discusses Apple’s lack of open source orientation and the New York Times article dated November 10, 2005 that discusses the multi-step process sometimes required to play video content on Apple's devices. Similar to Apple’s other products, the iPod Digital Rights Management (‘‘DRM’’) system is not open to use by other companies. By that the Company means that digital content which is purchased on iTunes cannot be played on non-iPod devices which is in contrast to the Company’s player which does not have this restriction. The supplemental information will be provided under separate cover.

10.	Please clearly disclose here and in your Plan of Distribution section that you are currently not eligible to trade on the Nasdaq market.

The following language has been added on pages 3 and 50 of the Underwritten SB-2:

‘‘Our common stock is not currently eligible to trade on The NASDAQ Capital Market, but we reasonably believe that we will meet all eligibility requirements upon consummation of this offering.’’

Summary Financial Data, page 4

11.	You present pro forma balance sheet data. Detailed explanations of pro forma adjustments should be disclosed. Please revise footnotes (1) and (2) to provide detailed explanations including reconciliations of historical balances to pro forma balances. Please revise similar footnotes included in your capitalization table on page 19.

The Company has revised the presentation of the pro forma balance sheet data to better disclose the pro forma adjustments, including reconciliations. The Company has also revised the footnotes to provide additional detail. See page 4 of the Underwritten SB-2.

June 7, 2006

Risk Factors, page 5

12.	We note disclosure in the first paragraph indicating that the risks described in this section are not the only ones you face. Please delete this statement, as all material risk should be identified and discussed in this section.

The referenced language has been deleted from page 5 of the Underwritten SB-2.

13.	Please include a risk factor disclosing that you currently have an acting chief financial officer and discuss the related material risks.

The Company is in the final stages of negotiating terms with its acting chief financial officer to become its full-time chief financial officer. Therefore, the Company does not believe that a material risk exists relating to this matter. However, in the event that the negotiations are unsuccessful, the Company will add an appropriate risk factor in its subsequent amendment.

14.	Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may ‘‘adversely affect’’ or ‘‘harm’’ your business does not adequately address the potential consequences. For example, we note the following risk factors:

•	We face intense competition from both PMP manufacturers and content distributors..., page 6.

•	We may not be able to manage our product return rate..., page 8.

•	As an early stage company, we are subject to many unforeseen business risks, page 10.

•	Our digital content business depends on our continuing ability..., page 11.

Please revise these and similar risk factors as appropriate.

The Company has revised the ‘‘Risk Factors’’ subheadings to better disclose and reflect the specific risks each risk factor presents to the Company and/or its investors and the consequences should those risks occur.

15.	Some of your risk factors are considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

•	Our failure to attract, train or retain highly qualified personnel..., page 8.

•	Our products may contain defects..., page 8.

•	Our business is subject to economic, political and other risks..., page 9.

•	Our sales our seasonal..., page 9.

•	We rely on the continued reliable operation of third parties’ systems..., page 12.

•	Our industry is subject to rapid technological change..., page 13.

Please revise or delete these and similar risk factors as appropriate.

The Company has revised the ‘‘Risk Factors’’ section by removing the generic language and better disclosing how the risks apply to the Company.

16.	The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

•	We may not be able to adequately protect our proprietary rights..., page 9.

•	Our stock price may be volatile after this offering..., page 13.

June 7, 2006

The Company has revised the ‘‘Risk Factors’’ section by removing certain vague language and better disclosing how the risks apply to the Company and/or its investors.

If we were to lose the services of members of our senior management team..., page 7

17.	Please specifically identify the key members of management on which you rely.

The language in the referenced risk factor has been amended to specifically identify that Jeff Oscodar, Tim Keating, Garret Cecchini, Carl Page, Bill Bush, Greg Sutyak and Larry Gitlin are the key members of management that the Company relies on. See pages 7 to 8 of the Underwritten SB-2.

There may be a limited market for our securities..., page 14

18.	Please add disclosure that addresses how you will qualify for listing on the NASDAQ market.

Please see response to comment 5. Disclosure has been added to address that the Company believes it will qualify for listing on The NASDAQ Capital Market upon consummation of the offering. See page 13 of the Underwritten SB-2.

Mergers of the type we recently completed are often scrutinized by regulatory authorities..., page 16

19.	The statement that the SEC and NASDAQ ‘‘have not generally favored transactions in which a privately-held company merges into a largely inactive company with publicly traded stock’’ does not appear appropriate since these regulatory agencies do not approve or disapprove of transactions. Further, the statement indicating that there is ‘‘little interpretative advice or guidance’’ on private company mergers does not appear accurate. Please explain these statements or delete them from this risk factor.

The referenced risk factor has been deleted from page 14 of the Underwritten SB-2.

Use of Proceeds, page 17

20.	We note disclosure indicating that management will have broad discretion in the application of the net proceeds of the offering. You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise accordingly.

The broad discretion the Company was referring to was related to the amounts included in the working capital category. For clarification purposes, that language has been deleted. See page 16 of the Underwritten SB-2.

21.	We note disclosure in your Certain Relationships section that you have engaged in several financing transactions with affiliated parties. Please disclose whether you intend to use proceeds from this offering to repay loans from affiliates.

As disclosed in the Certain Relationships section, all loans from affiliates have been converted into the Company’s common stock.

Management’s Discussion and Analysis or Plan of Operation, page 20

22.	Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in your industry, the nature of your competition and the consumer demands for your products in the geographical markets where you operate. In addition, discuss in reasonable detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to SEC Release No. 33-8350.

The Company has expanded the section to discuss known evolving trends and uncertainties, as well as material opportunities, challenges and risks and actions the Company is taking to address them. See pages 19 to 20 in the Underwritten SB-2.

June 7, 2006

23.	Please describe in greater detail the location shifting technologies you refer to on page 20, particularly your reference to ‘‘Slingbox.’’

The Company has deleted the references to ‘‘Slingbox,’’ which is the name of a company that has created such a device.

24.	Please identify the privately owned company you merged with and discuss the details of the reverse merger.

Additional information relating to the reverse merger, which was disclosed in the Company’s Form 8-K filed on February 13, 2006, has been added to pages 18 and 19 of the Underwritten SB-2.

Results of Operations, page 22

25.	You disclose that 94%, or approximately $1,840,000, of your fiscal 2005 revenues were from Wal-Mart. Your fiscal 2004 sales totaled approximately $550,000 and you disclose that 48% of these sales were from a single customer. It does not appear that this customer was Wal-Mart. Please revise to disclose the impact of the loss of any material customers. In this regard, disclosure of when you began recognizing revenues from sales to Wal-Mart may be appropriate. Refer to Item 303 of Regulation S-B.

The Company has revised the language on page 25 of the Underwritten SB-2 to respond to the Staff’s comments.

Liquidity and Capital Resources, page 25

26.	Please update your disclosure to indicate whether you are currently in compliance with all the financial covenants referred to in this section. Please also discuss the anticipated effects, if any, the public offering will have on future compliance with financial covenants.

The Company currently does not have any instruments containing financial covenants.

Business, page 27

27.	We note your reference to statistical information throughout this section. For example, we note your reference to the In-Stat market research report, Informa Telecoms and Media research, IFPI and Parks Associates. Please provide us with the materials in support of the statistical information and clearly mark the materials or provide page references in your response to the sections you rely upon for the statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

As the Staff has requested, the Company has supplementally provided the materials asked for under separate cover. The relevant materials are clearly marked.

28.	We note that you have over two million songs available for download through strategic partnerships. Please describe these strategic partnerships and consider filing the agreements as exhibits if appropriate. See Item 601(b)(10) of Regulation S-B.

The Company has non-exclusive contractual distribution relationships with eMusic and Rhapsody whereby it pays the party an amount that is based upon discreet downloads. The Company does not believe that any of these strategic partnerships are material for purposes of Item 601(b)(10) of Regulation S-B and none of them has historically generated material revenues, since the Company's revenues have historically been primarily based on product sales.

29.	We note your reference to various distribution and licensing agreements throughout this section. For example, disclosure on page 30 indicates you currently maintain distribution and licensing agreements in Australia and New Zealand and several other countries. We also note disclosure on page 31 indicating that you have licensing agreements with Worldvision Cinema, Fun Little Movies, TotalVid, StoryPIPE.com and LikeTelevision. Please file these licensing and distribution agreements as exhibits. See Item 601(b)(10) of Regulation S-B.

June 7, 2006

The Company does not believe that any of these distribution and licensing agreements are material for purposes of Item 601(b)(10) of Regulation S-B and none of them has historically generated material revenues as the Company's revenues have historically been primarily based on product sales.

Patent and Trademark Matters, page 31

30.	Please discuss the significance of the patent application to which you refer.

As disclosed in the last paragraph of this section on page 35 of the Underwritten SB-2, although the technology referenced in the patent application has value, the Company does not believe that it contributes a significant competitive advantage at present.

Management, page 33

31.	Please substantiate or delete the promotional statements appearing throughout this section. For example, we note several biographies refer to a certain number of years of experience although the disclosure does not support the experience indicated. Further, we note disclosure in the biography of Mr. Oscodar indicating that he ‘‘established 100 content partnerships with companies such as Amazon.com, eToys, Time.com, USAToday and Yahoo!’’ We also note that he ‘‘was named one of the most influential people in consumer electronics in 1997 by Broadband magazine.’’ Please revise throughout this section to substantiate or delete all promotional language appearing in the biographies of management and your significant employee.

The promotional statements have either been substantiated or deleted.

32.	We note that Mr. Bush, acting chief financial officer, is presently a full-time consultant. Please file the consulting agreement as an exhibit. See Item 601(b)(10) of Regulation S-B.

Please see response to comment 13. Mr. Bush’s consulting agreement is being filed as Exhibit 10.14 to the Underwritten SB-2.

33.	The business experience of Mr. Gitlin for the past five years is unclear. Please revise. See Item 401(a)(4) of Regulation S-B.

The language on pages 37 to 38 of the Underwritten SB-2 has been revised to clarify Mr. Gitlin's business experience for the past five years.

Consulting Services of Nekei, LLC, page 40

34.	Please describe the consulting services provided by Nekei, LLC.

The language on page 43 of the Underwritten SB-2 has been revised to describe the consulting services provided.

Security Ownership of Certain Beneficial Owners and Management, page 42

35.	Please disclose in a footnote to the table the natural person(s) who have voting or investment control over the shares owned by Goldpine Partners, LLC.

Footnote 12 has been added to the table on page 46 of the Underwritten SB-2 to reflect that Leonard Himelsein, as managing member, has voting and investment control over the shares owned by Goldpine Partners, LLC.

Underwriting, page 47

36.	We note that a condition to closing this offering is that your common stock will be listed on the NASDAQ market or national securities exchange. Please clearly address how you will qualify for listing on the NASDAQ market.

Please see the Company’s responses to comments 5 and 6 above.

June 7, 2006

37.	We note that Newbridge Securities Corporation is identified as a selling shareholder in your Form SB-2 filed on April 11, 2006. Please disclose that Newbridge Securities Corporation is a selling shareholder of your common stock in another offering and discuss the potential conflicts of interest that exist in this underwritten offering.

The language on page 50 of the Underwritten SB-2 has been revised accordingly.

38.	We note disclosure indicating that the representatives may change the offering price and other selling terms. Please tell us how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, tell us whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

The Company will file a post-effective amendment and will wait until the amendment is declared effective prior to any offers or sales being made at different prices or with different selling terms.

39.	Please describe the non-accountable expense allowance you refer to and disclose the amount paid as an advance.

The language on page 51 of the Underwritten SB-2 has been revised accordingly.

Financial Statements

Balance Sheet, page F-3

40.	As of December 31, 2005 you had ‘‘Trade accounts payable’’ of $1,184,086 and ‘‘Trade accounts and other obligations payable to officers, affiliates and related parties’’ totaling $1,348,241. On page F-8 you disclose that approximately $887,000 of payables to Eastech Electronics Inc. (‘‘Eastech’’) is included in ‘‘Trade accounts and other obligations payable to officers, affiliates and related parties.’’ Please tell us and revise to disclose the nature of the ‘‘Trade accounts payable’’ balance considering Eastech is your sole supplier.

Given Eastech’s, as well as the other entities/individuals, relationship to the Company as a related party, the Company has created a separate line item to highlight the nature of those liabilities on the face of the balance sheet. The Company does not believe it is appropriate to include these liabilities in the category ‘‘Trade accounts payable’’ because of the related party nature of each invoice, even though they represent liabilities which arose in the execution of the Company’s business. All of the debts listed in the category, ‘‘Trade accounts and other obligations payable to officers, affiliates and related parties’’ represent liabilities that arose in the normal course of business and had the entities not been classified as related parties would have been correctly classified as ‘‘trade accounts payable’’. Trade accounts payable represents all other trade payables from non-related parties which is comprised of vendors who provide goods and services to the Company in the normal course of business, other than Eastech.

Statements of Changes in Shareholders’ Deficit, page F-5

41.	In fiscal 2005 you had equity issuances as well as issuances of options and warrants. Please tell us how these issuances were valued including the values assigned. In this regard we note that your offering price is $5.00 per share. Please reconcile the difference between the values assigned and your $5.00 offering price with discussions of intervening events affecting the value assigned.

June 7, 2006

The Company utilized the services of a third party valuation consultant to determine the value of the equity instruments issued (inclusive of common and preferred stock as well as options and warrants to purchase common stock). Based on its analysis, the Company determined that the values assigned to the various issuances were as follows:

Value Assigned
Common Stock	$0.90
Preferred Stock — Series D	$3.75
Common Stock Options	$0.73
Common Stock Warrants	$0.73

The Company utilized the guidance in paragraph 10 of APB 25 to value the equity and considered the following issues:

•    Proximity of the issuances to an offering

•    Other intervening events

•    Transfer restrictions and exercise dates

•    Profitability and financial condition of the Company

Based on the Company’s review of the AICPA Practice Aid Series, ‘‘Valuation of Privately-Held-Company Equity Securities Issued as Compensation,’’ the Company also considered several other factors, including the following:

•    Milestones achieved by the Company

•    The marketplace and major competitors

•    Barriers to entry

•    Major investors in the Company and its competitors

•    Strategic relationships with major suppliers and customers

The Company does not believe, however, that the comparable price should be the $5.00 price included in the Company’s registration statement as a proposed public offering price. That opinion is based on several factors, including that the proposed price is part of a secondary financing and not an initial public offering. To that end, the Company would refer the Staff to several potentially more relevant price points which occurred prior to the filing of the Form SB-2 in April 2006 and the issuance of the equity instruments which include:

•	the issuance of common stock in 2003, in which the shares were valued at $0.90 per share based on the value of services provided to several third parties,

•	the private sale of common stock by one of the Company’s shareholders for $1.00 per share in 2004, and

•	the private placement valued at $2.00 per share that the Company concluded in February 2006.

When considering the value of the common stock, option and warrant issuances through the end of 2005, none of which had registration rights (neither demand nor piggyback), one must consider in that one of the dominant characteristics of the common stock issued in the February 2006 private placement was the demand registration right.

The Company was able, with the assistance of its third party valuation consultant, to determine the appropriate valuation for the common stock and the common stock options and warrants. In the Company’s evaluation, a key component of that analysis was the inability to convert these issuances to cash as well as the lack of a liquidity

June 7, 2006

preference associated with them and the absence of registration rights. The Company believes these values reflect a conservative fair market assessment relative to their ownership rights and privileges. As a result, the Company determined that the fair value of stock issued was $0.90. Additionally, to determine the fair value of the warrants and options issued to non-employees, the Company used $0.90 common stock value in the Black-Scholes computation, which the Company determined to be $0.73. To determine the intrinsic value of options granted to employees, the Company also used the $0.90 common stock price.

The Series D preferred stock valuation was based on an arms’ length transaction, in which investors either provided services in exchange for the preferred stock or paid cash to acquire it. As a result of that third party confirmation, the Company believes these shares are appropriately valued in its financial statements.

Additionally, these issuances in 2005, and particularly the common stock and warrant issuances, all occurred substantially prior to the private placement. For example, the common stock issuance occurred in July 2005, well before the private placement was completed. As a result, the Company does not believe it would be appropriate to utilize a price which had significantly different economic characteristics at the time of issuance. Additionally, when these securities were issued, the Company’s financial prospects were relatively limited and it is unlikely that a higher value could have been supported. The Company notes that most of these issuances were made to equity holders when the Company had limited access to capital and was incurring significant losses with negative gross margins and cash flow deficits.

As a result, the Company believes the valuation is both conservative and appropriate given this valuation methodology and factors and intervening facts associated with these issuances.

Notes to Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Inventories, page F-9

42.	You executed an accounts receivable financing and escrow agreement with Eastech in April 2004, as amended in July 2005, whereby accounts payable to Eastech would be deferred and payable from a percentage of receipts of accounts receivable from your customers. The customer payments are made payable to you by the customers but are deposited into a third party escrow account and the escrow agent then disburses the stipulated percentage amounts to both you and Eastech. Under the arrangement, 70% of each receipt was paid to the vendor against the accounts payable, while 30% was remitted to you. For the currently shipped ZVUE product, the escrow agreement provides that the proceeds from the escrow account are first distributed to Eastech so that it receives its contract manufacturing price, and the remainder is distributed to you.

When the significant risks of ownership have not been transferred to the buyer and, therefore, revenue is not recognized by the seller, goods should be included in the seller’s inventories and excluded from the buyer’s inventories. Refer to SAB Topic 13A2 Question 2 which discusses revenue recognition from Eastech’s standpoint. It states that situations may exist where title to delivered products passes to a buyer, but the substance of the transaction is that of a consignment or a financing. For example, ‘‘the buyer does not pay the seller at the time of sale but rather is obligated to pay at a specified date or dates, and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product or subsequently consumes or uses the product.’’ Please tell us when you recognize the purchase of inventory from Eastech and why your accounting treatment is appropriate with reference to authoritative guidance. Please ensure your response references the SAB Topic discussed above.

June 7, 2006

In answer to the Staff's question, the Company reviewed Topic 13A2 and considered all the relevant facts and circumstances and rights and obligations of the parties in concluding that this is not a consignment type arrangement. Therefore some of the facts and circumstances discussed below are not explicitly discussed in Topic 13A2 but the Company believes they are relevant in assessing whether the revenue recognition criteria of the seller affect recognition of inventory and related accounts payable on our financial statements. Topic 13A 2 also indicates that the determination of whether an arrangement is in substance a consignment is judgmental and the Company believes the facts and circumstances support its conclusion.

The Company notes the following:

Persuasive evidence of an arrangement is a factor in considering revenue recognition under Topic 13A2. Footnote 3 of Topic 13A2 states the term ‘‘arrangement’’ indicates the final understanding between the parties as to the specific nature and terms of the agreed upon transaction. Based on our analysis of the Business Agreement and Accounts Receivable Escrow Agreement and the nature of the Company's relationship with Eastech, the Company believes that its arrangement with Eastech does not preclude the recognition of inventory and related accounts payable for product the Company purchases from them.

The Company notes that the financing arrangements reflected in the agreements referred to by the Staff should be viewed in the context of the nature of the services that Eastech is performing for the Company. First, Eastech provides manufacturing and assembly services only for custom designed products produced to the Company's proprietary specifications. In this regard, the Company in many instances purchases for cash or under customary credit terms components such as video displays, memory modules, etc. from third-party vendors for delivery to Eastech during the manufacturing cycle. The Company's purchase from Eastech, therefore, in many instances already includes the Company's paid-for and owned components that Eastech has merely assembled, combined with portions of the Company's product sourced or manufactured for the Company by Eastech. In addition, while the escrow arrangements are in existence, they serve the function of a ‘‘lock-box’’, to assure that Eastech and the Company each receive their respective payments, in the case of Eastech the price invoices to the Company for product and in the case of the Company, the balance of the purchase price owed to it by the Company's customers. The Company purchased its products under a Business Agreement with Eastech in which the Company was to provide, as discussed above, all product specifications, bill of material, tooling and other proprietary data necessary for Eastech to manufacture the Company's product. Under the explicit terms of the Business Agreement, the Company submits purchase orders and title passes F.O.B. Hong Kong Port in care of the Company's logistics agent, and title and risk of loss and damage pass from Eastech to the Company upon delivery to its logistics agent.

With regard to the other characteristics indicated in this Topic, which potentially could indicate a consignment type arrangement, please note the following:

1.	The buyer has the rights to return the product AND (a)...(b)...(c)...(d)...or (e) — The Company notes that this indicator is predicated on there being a right of return before considering items (a) through (e). There is no explicit or implicit rights of return granted to the Company by Eastech, written or otherwise. Additionally, although Eastech maintains a security interest in all the Company's assets against the obligations that result from the purchase of products, the security agreement or other agreements do not grant the Company any rights to return the product, other than standard warranty provisions granted to consumer customers. Accordingly, this characteristic is not met under the Company's arrangement with Eastech.

June 7, 2006

2.	The seller is required to repurchase the product at specified prices that are not subject to change except for fluctuations due to finance and holding costs AND the amounts to be paid by the seller will be adjusted as necessary, to cover substantially all fluctuations in cost incurred by the buyer in purchasing and holding the product. - There is no explicit or implicit requirement for Eastech to repurchase products sold to the Company other than the explicit clause in the Business Agreement relating to the process of handling products under the consumer warranty which only requires Eastech to repair or replace warranted products. Therefore since the first criteria of this item 2 is not met, the criteria (a) through (c) do not apply.

3.	The transaction possesses the characteristics set forth in EITF 95-1 and does not qualify for sale-type leasing. —The Company has reviewed this issue and notes that it does not apply to the Company's arrangement with Eastech.

4.	The product is delivered for demonstration purposes. — The products delivered were not for demonstration purposes.

43.	Regarding the Eastech arrangement described above and other arrangements that may exist, please describe in detail why you feel gross revenue reporting is appropriate as opposed to net revenue reporting. Refer to EITF 99-19. Please ensure your response specifically references authoritative literature and explains in detail your arrangements with all suppliers and customers.

In answer to the Staff’s question, the Company recognizes the purchase and liability for the inventory when Eastech ships it to the Company’s third party warehouse in California. The Company is responsible for shipping and insurance at that point. Title passes to the Company at that point, as documented in the purchase orders which Eastech ships against.

Generally, though, revenue can be recognized if the following factors can be affirmatively answered:

•	Persuasive evidence of an arrangement exists

•	Delivery has occurred or services have been rendered

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

The Company has reviewed the authoritative guidance on this issue, specifically referring to EITF99-19 paragraph 3, which includes the following guidance with respect to net versus gross revenue reporting:

‘‘In assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, the [SEC] staff considers whether the registrant:

1.	acts as principal in the transaction,

2.	takes title to the products,

3.	has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

4.	acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.’’

In analyzing each of these components, the Company offers the following commentary:

1.    The Company purchases the products from Eastech based on fully enforceable purchase orders. While the Company has entered into a financing arrangement for the products, it is still responsible for them, which is evidenced by the senior security position taken by Eastech in substantially all of the Company’s assets.

June 7, 2006

2.    The Company takes title to the products when they leave Eastech’s warehouse in China and is responsible for shipping and insurance for them when they leave Eastech’s control.

3.    In the relationship with Wal-Mart, which is the Company’s significant customer for these products and which has no relationship with Eastech (no direct or indirect dealings), the Company is fully responsible for all returns, delivery and loss for collection and do not have any right to return the products to Eastech. Eastech has taken a first security in substantially all of the Company’s assets to protect its claims related to shipped product.

4.    Neither Eastech nor the Company acts as an agent or broker. The Company purchases from Eastech and ships to customers based on validly enforceable purchase orders.

With respect to other suppliers, the Company has standard pay terms for the acquisition of goods and services used in the manufacturing process as well as items purchased and expensed. Generally, the pay terms are net 30.

All customers similarly operate in a net 30 environment. We do not have any financing or long term receivable relationships with customers.

In both substance and form, Eastech is the Company's vendor and the Company does not act as an agent on Eastech's behalf transacting product shipments for them. Eastech does not and has no ability to control the terms of the purchase orders received from the Company's custumers nor does it control any other financial terms. As a result of the Company's analysis, it believes that gross reporting of its sales is appropriate.

44.	You disclose on page F-20 that the Eastech arrangement is accounted for as a lending transaction under SPAS 140. Please explain to us in detail how this arrangement falls within the scope of SPAS 140, how you account for the arrangement, and how your accounting and disclosures are in accordance with SFAS 140. We assume that you either view the arrangement as a secured borrowing or as a transfer of a financial asset to a third party. Please advise.

Due to the existence of the escrow arrangement with Eastech to finance the Company’s accounts receivable, the Company considered that portions of its accounts receivable were being transferred to the escrow agent and therefore reviewed FAS 140 for applicability. As a result of that review, the Company determined that it did not have a transfer of assets which would need to be accounted for as a sale but instead created, and accounted for, a secured borrowing.

Note 10 to the Company’s financial statements, as of December 31, 2005, where the Company discloses all the key components of the secured borrowing, clearly and completely documents the financing arrangement between Eastech and the Company to allow the reader to evaluate this lending relationship as required by paragraph 17(g) of FAS 140. As Eastech has a secured position in substantially all of the Company’s assets, the Company has reviewed the fair value requirements and included the appropriate disclosures in Note 1 to the same financials.

Given the security position the Company has granted to Eastech in exchange for this financing, the Company views the arrangement as a secured borrowing and has disclosed it as such in the notes to its financial statements.

Note 10. Related Party Transactions, page F-18

45.	On December 31, 2005 you converted cash advances into convertible promissory notes totaling $3,694,049. The notes were convertible into common stock at set discount rates from the most current price at which you raised equity securities. It appears that the set discount rates would consistently result in the same discount without regard to the most current price at which you raised equity securities.

June 7, 2006

Please tell us why you did not record a beneficial conversion feature with reference to authoritative guidance. We also note that you recorded a loss on conversion as a result of the reverse merger. Please tell us how this loss was computed. In this regard we note that your offering price is $5.00 per share. Please reconcile the difference between the values assigned when computing the loss and your $5.00 offering price with discussions of intervening events affecting the value assigned.

With respect to the potential recording of a beneficial conversion feature (‘‘BCF’’), the Company’s evaluation of EITF 00-27 and EITF 98-5 centered around the method and timing of potential conversion. As the conversion was contingent on a future event (a future financing), the BCF wouldn’t be recorded until the contingency was resolved per paragraph 13 of EITF 98-5 as amended by EITF 00-27. Given that the conversion occurred simultaneously with the future financing (private placement), the feature was not realized.

The conversion was not a result of the reverse merger, except for the fact that the transactions occurred in the same time period. The conversion was the result of a negotiation between the Company and the lender whereby the lender agreed to convert the outstanding loans concurrent with the financing. The loss was calculated as the difference between the value of the notes and accrued interest as compared to the value of the stock at $2.00 per share, which was the price at which the Company sold shares in the private placement (see calculation below).

		Comments
Shares issued	2,491,673
Value of Private Placement	$2.00
Implied Value of Conversion	$4,983,346
Value of Notes Converted	$3,889,662	includes all principal and interest
Loss on Conversion	$1,093,684

With regard to the difference between the $2.00 per share value assigned to the equity and the proposed secondary offering price of $5.00, the Company notes that the $5.00 price is only an estimate of the price since it will be based upon the market for the stock at the time the secondary registration statement is declared effective. The Company utilized the $2.00 price because it was the most current price at which third parties were willing to pay for shares of the common stock of the Company. Additionally, the common stock issued in the private placement had certain features (including a demand registration right) which the shares issued on conversion did not, making the common stock issued as a result of the private placement relatively more valuable to a third party. As a result, the Company believes that $2.00 is an accurate reflection of the value of the common shares issued on conversion.

46.	You entered a two year vendor agreement with Eastech dated June 2003 under which you agreed to purchase your primary products from Eastech. The agreement specified that Eastech invest $500,000 in the Company’s Preferred Series B shares and be granted warrants to purchase 4,000 shares. Please explain in detail how the Eastech investments and the value of the warrants were accounted for with reference to authoritative literature. If both the entire amount invested and the value of the warrants increased stockholders’ equity, please explain how the values compared to contemporaneous sales of equity.

While the Company recognizes that the $500,000 investment in Series B Preferred shares and the issuance of the warrant occurred at the same time as the manufacturing relationship was completed, and it is possible that one could see them as connected, the Company believes there is ample evidence that the transactions are appropriately valued as separate equity and manufacturing agreements between the two companies.

June 7, 2006

The preferred stock equity investment was made on the same terms and conditions in June 2003 as the other Series B investors. Eastech received no special considerations or other inducements, relative to the other Series B investors, to invest these monies in the Company and did so based on its own evaluation of the Company’s prospects at that time. The preferred stock was sold to all investors, including Eastech, for $0.90 per share and is reflected in the statement of equity as such.

Subsequent to the Series B preferred round, the Company raised additional funds through the sale of Series C and D preferred stock, which were sold to third parties, and which included liquidation preferences equal to $2.50 and $3.75 per share, respectively. The Company does not believe it would be appropriate to utilize these valuations, as the Eastech investment was junior to these investors and based on the liquidation preference, amount of funds subsequently raised and financial position of the Company.

The common stock warrants were valued at $0.60 using the Black-Scholes methodology and utilizing $0.90 as the common stock value (or a total of $2,393). Additionally, the Company utilized the same criteria as noted in response to comment 41 above, whereby the Company looked at the various factors affecting the valuation. As these warrants were issued to Eastech as an inducement to sign the contract, the Company has classified them as general and administrative expenses (‘‘G&A’’). It is possible that the Staff could conclude based on a review of the authoritative literature that the warrants could have been included either as a reduction of sales or an increase in cost of goods sold. While the Company believes the proper inclusion of the amount is in G&A, should the Staff come to a different conclusion, the change would not be material and also would not affect any of the periods presented as the issuance occurred in 2003.

Form SB-2 Filed April 11, 2006

47.	Please revise this filing to comply with the above comments as applicable.

Once the Staff is satisfied with the Company’s responses to the Staff’s comments, then the Company will make the corresponding changes to the Resale SB-2.

Form 10-QSB for the fiscal quarter ended March 31, 2006

Item 3. Controls and Procedures

48.	Please revise your future disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also, confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-QSB accordingly.

The Company will revise its future disclosures to ensure the language encompasses the entire definition of disclosure controls and procedures. The Company’s disclosures in the Form 10-QSB regarding the effectiveness of its disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures.

Exhibits 31.1 and 31.2.

49.	Please note that Item 601(b)(31) of Regulation S-B states that the certifications must be provided exactly as set forth in the item. In future filings, please revise the introductory paragraph in paragraph 4 to refer to Rules 13a-15(f) and 15d-15(f).

The Company will make the requested revisions in future filings. The Staff is advised that the Company is not an accelerated filer.

June 7, 2006

Form 8-K/A Filed April 11, 2006

50.	You state that the Unaudited Pro forma Financial Information has been prepared treating the transaction as a recapitalization of Handheld. Your pro forma sheets give effect to the acquisition of VIKA Corp. as if it occurred on December 31, 2005. Your pro forma statements of operations give effect to the acquisition of VIKA Corp. as if it occurred January 1, 2005. It would therefore appear that the pro forma financial statements should retroactively reflect the new equity structure including the shares retained by VIKA Corp. Please revise or advise.

Based on the Company’s review of the authoritative literature including Rule 11-02(c), the Company has supplied the pro forma income statements and balance sheet based on the period in which the respective statement would have been issued. In accordance, the balance sheet assumes that the transaction occurred on December 31, 2005 and reflects the combination of balances as of that date. In contrast, the statement of operations is created based on a series of transactions which have occurred over a period of time. As such the Company has combined the activity of the full twelve months ended December 31, 2005 as if the merger had occurred on January 1, 2005.

* * * * *

Closing

We have carefully reviewed the Staff’s comments and have set forth our responses above. We have incorporated such responses, where applicable, in Amendment No. 1. For your convenience, we have included three (3) copies of both a marked (compared to the Form SB-2 filed on April 26, 2006) and a clean copy of Amendment No. 1.

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

Sincerely,
/s/ Harvey J. Kesner Harvey J. Kesner

Enclosures

cc:   Jeff Oscodar